Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS COMPLETES 2025 ANNUAL FILINGS

BROOKFIELD NEWS, February 27, 2026 – Brookfield Property Partners announced today that it has filed its 2025 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2025, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR+. These documents are also available at bpy.brookfield.com.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, single-family rentals, manufactured housing, student housing and self-storage.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN, TSX: BN). More information is available at www.brookfield.com.

Contact:

Keren Dubon

Investor Relations

Tel: 212-618-3440

Email: keren.dubon@brookfield.com

Brookfield Property Partners L.P.